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                                                                  EXHIBIT 12

                    PAPER WAREHOUSE, INC., AND SUBSIDIARY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    FOR THE FIVE YEARS ENDED JANUARY 29, 1999


($'S IN THOUSANDS)                                                                    FISCAL YEARS ENDED
                                                               --------------------------------------------------------------------
                                                               JANUARY 29,   JANUARY 30,   JANUARY 31,   FEBRUARY 2,   JANUARY 27,
                                                                   1999         1998          1997          1996          1995
                                                                -------       -------       -------      -------        -------
RATIO OF EARNINGS TO FIXED CHARGES:

Earnings:
  Consolidated net earnings ..............................      $  (521)     $   (207)     $   808       $   797       $    794
  Extraordinary charge, net ..............................          ---          (110)         ---           ---            ---
  Income taxes (1) .......................................          323           (22)        (500)         (494)          (492)
                                                                -------       -------       -------      -------        -------
     Total earnings before extraordinary charge ..........         (844)          (75)       1,308         1,291          1,286

Fixed Charges:
  Interest expense .......................................          279           860           834          547            227
  Interest portion of rental expense .....................        2,378         1,779         1,436        1,046            673
                                                                -------       -------       -------      -------        -------
     Total fixed charges .................................        2,657         2,639         2,270        1,593            900

Earnings available for fixed charges .....................      $ 1,813       $ 2,564       $ 3,578      $ 2,884        $ 2,186

Ratio of earnings before extraordinary charge
   to fixed charges........................................         --- (2)       --- (2)      1.58         1.81           2.43
                                                                -------       -------       -------      -------        -------
                                                                -------       -------       -------      -------        -------
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(1)  Prior to November 1997, the Company was taxed as an S-Corporation.
     This amount reflects the pro forma provision for taxes as if the Company were taxed as a C-Corporation.

(2) For the fiscal years ended January 29, 1999 and January 30, 1998, earnings were not adequate to cover fixed charges by approximately
     $844,000 and $75,000 respectively. Assuming this issuance had occured at the beginning of the last fiscal year, earnings would not have been adequate to cover fixed charges by approximately $1.3 million.